

November 8, 2013

<u>Via E-mail</u>
Keith E. Gottfried, Esq.
Alston & Bird LLP
950 F Street, NW
Washington, DC 20004-1404

     Re: RCM Technologies, Inc.
            Definitive Additional Materials on Schedule 14A
            Filed November 5, 2013
            File No. 001-10245

Dear Mr. Gottfried:

We have reviewed the above filing and have the following comments. All defined terms used in this letter have the same meaning as in the Company's definitive proxy statement filed on October 30, 2013.

1.   Refer to the following statement included in the letter from Robert B. Kerr:

- "We also understand that, in numerous instances, you made statements in your recent proxy statement filings that we believe were so false and misleading that you were required to revise your proxy statement a number of times at the request of the SEC."

Please file corrective disclosure to remove the implication that the SEC has determined that statements made in the proxy statement filed by the IRS No. 19 Group were false and misleading and that the SEC required the IRS No. 19 Group to revise its proxy statement because of false and misleading statements. We request that you file corrective disclosure as soon as possible.

2.   We note that the Company has made statements in the soliciting material that appears to impugn the character, integrity or personal reputation of the IRS No. 19 Group, all without adequate factual foundation. We refer to the following examples:

- "…your letter, its non-coincidental timing and the *obvious inappropriate motivation* that surrounds its transmittal have eliminated any such doubt…" Emphasis added.
- "…we refuse to be bullied by your thinly-veiled threats and *unseemly efforts*…" Emphasis added.
- "…unlike you and the other members of the Legion Group, lack any *undisclosed self-interested agenda* to act in ways that might not be in the best interests of all RCM stockholders." Emphasis added.

- "or allow you and the members of your dissident stockholder group to advance your *undisclosed and self-interested agenda*." Emphasis added.

We ask that the Company please not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the Company does have a proper factual foundation, we ask that the Company please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the Company expresses. Please refer to Note (b) to Rule 14a-9.

*   *   *

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions